UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2025

Wong Ming Kwong
Chief Executive Officer
Regenique Group Limited
10 Sinara Drive
#10-25 Square 2
Singapore 307506

Re: Regenique Group Limited
Draft Registration Statement on Form F-1
Submitted May 23, 2025
CIK No. 0002063022

Dear Wong Ming Kwong:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Draft Registration Statement on Form F-1 submitted May 23, 2025</u>

<u>Cover Page</u>

1. We note your disclosure that the Original Shareholders currently hold 50% of the issued ordinary shares, while Mr. Wong owns the remaining 50% of the ordinary shares. Please disclose on the cover page and in the prospectus summary whether you will be a "controlled company" as defined under the relevant Nasdaq listing rules and, if so, whether you intend to rely on any exemptions as a controlled company. If applicable, please include risk factor disclosure that discusses the effect, risks and uncertainties of being designated a controlled company, including but not limited to, the result that you may elect not to comply with certain corporate governance requirements.

Glossary of Technical Terms, page iv

2. Although we do not object to the inclusion of the glossary of technical terms, please revise your disclosure to ensure that each such term is defined at first use. For example, we note that PDRN, PN and HA are not defined at first use in the Business section. In your revised disclosure, please also expand your disclosure of each term as it relates to the products and treatments you offer, including the mechanism of action. For example only, we note your definition of the term "cell secretome" as "conditioned media." Please revise your disclosure to clarify the meaning and the use of cell secretome in connection with your products and treatments.

Prospectus Summary, page 1

3. We note your disclosure on page 1 that you started to build a strategic partnership with Supergenics "and a related party." Please revise your disclosure in the Summary to clearly state that Supergenics is a related party of the company, as disclosed on page 68. Please revise your Related Party Transactions section to include disclosure relating to the Supergenics License Agreement. Please also expand your disclosure relating to Supergenics, including its relationship with the company, where appropriate. Refer to Item 404 of Regulation S-K.

4. We note your disclosure that "[you] will also seek to expand [y]our geographical footprint to other countries in the APAC region through internal growth, strategic partnerships and acquisitions." Additionally, we note your disclosure on page 75 that "[you] plan to grow internally by establishing new clinics outside Singapore. [Y]ou are also evaluating the feasibility of entering into comparable markets in Indonesia, Malaysia, Thailand and Vietnam through strategic partnerships with local service providers." Please revise your disclosure to disclose the steps taken towards expansion in these jurisdictions, any significant regulatory or other requirements the company must meet to achieve its goals, and the planned timing for your expansion in the APAC market.

5. Please revise your disclosure in the Summary and Capitalization sections to describe your capital structure, including the different authorized classes of ordinary shares. We refer to your disclosure on the cover page. Please also revise your risk factors section to address the risks relating to such disparate voting rights, including but not limited to, the risks that the Class B shareholders may have the ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation or sale of assets; and that the disparate voting rights may have anti-takeover effects preventing a change in control transaction that shareholders might consider in their best interest.

6. Please clarify the meaning of scientific or technical terms the first time they are used in order to ensure that investors will understand the disclosure. For example, please briefly explain what you mean by exosome, paracrine effects, microvasculature, apoptosis, neoangiogenesis, fibrosis, and hypertrophic scarring.

Corporate History, page 4

7. We note your disclosure that the Original Shareholders entered into the Memorandum of Understanding on April 3, 2024 and Allocation Agreement dated November 13, 2024. Please file the agreements as exhibits to the registration statement or tell us why you are not required to do so. See Item 601(b)(10) of Regulation S-K.

8. We refer to your disclosure on pages 4 and 42 that you have started investing in real properties as your clinic business continued to grow to diversify the risk of increasing rental expenses. However, we note your disclosure on page 20 that you currently operate all of your clinics on leased properties and on page 50 that you have witnessed an increase of rental lease expenses for clinic usage and foresee an increase in rental lease in the coming years. Please expand your disclosure, where appropriate, to discuss your investments in real properties and reconcile your disclosures throughout the registration statement accordingly.

Use of Proceeds, page 35

9. We note that you intend to use approximately 20% for a potential strategic acquisition of a controlling stake in a business. Please tell us whether there are any current planned acquisitions, and if so, your consideration of whether they are probable and the expected timeline for any such acquisition. Refer to Item 4b of Part I of Form F-1, which further refers to information required by Rule 3-05 and Article 11 of Regulation S-X. Please also note the disclosure requirements of Item 3B of Part I of Form 20-F if net proceeds may or will be used to finance acquisitions of other businesses.

Unaudited Pro Forma Condensed Combined Financial Information, page 47

10. Please provide us your analysis as it relates to identifying the acquirer under ASC 805-10-25-5.

Discussion of Combined Results of Operations for the fiscal years ended September 30, 2024 and 2023
Employee benefits expenses, page 50

11. We note the heading "employee benefits expenses," but the description indicates salaries are also included in the line item. Please clarify the name of the heading here and make conforming changes throughout the filing (e.g., on page F-4) to reflect that salaries are also included in the line item.

Critical Accounting Policies and Estimates, page 53

12. We note the disclosures of your critical accounting policies and estimates appear to mostly be a repetition of your significant accounting policies. Please revise your disclosures to (i) identify the estimates that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations and (ii) provide the qualitative and quantitative information set forth in Item 303(b)(3) of Regulation S-K.

Industry Overview, page 61

13. We note your disclosure that "[a]ccording to Fortune Business Insights (2025), the global medi-aesthetics market size was valued at US$22.84 billion in 2023, which is projected to grow at a CAGR of 13.0% from 2024 to 2030, reaching US$67.89 billion." We also refer to your disclosure on pages 61 and 62 relating to the market sizes for the male aesthetics and the hair loss treatment markets. Please clarify whether the male aesthetics and hair loss treatment market sizes relate to the global market, and if so, please revise your disclosure accordingly. Given your disclosure that you conduct your operations primarily in Singapore, please revise to disclose the estimated market sizes for the medi-aesthetics treatment, male aesthetics, and hair loss treatment markets in Singapore and the Asia-Pacific region. Where you reference anticipated compound annual growth rates for each market, please expand your disclosure to discuss any material assumptions underlying these projections.

Business, page 71

14. We note your disclosure on page 18 that you are in “constant competition with other similarly-positioned aesthetics service providers in aspects such as quality and scope of services and products, comprehensiveness and diversity of treatment ingredients and devices as well as pricing.” Please revise your disclosure here and in the risk factors section to identify your key competitors and clarify whether any of your competitors have also been offering similar bio-regenerative and medi-aesthetics treatments and utilize stem cell technologies, including MJ-MSCs and stemness genes detection.

15. We note references to the term “WJ-MSCs,” which is defined on page iv as Wharton’s Jelly Mesenchymal Stem Cells, throughout the registration statement. Please revise your disclosure to address the following:

- Please expand your disclosure relating to WJ-MSCs, including the material differences between Wharton’s Jelly and other mesenchymal stem cells, where appropriate;
- We also refer to your disclosure on page 65 that MSCs constitute a source of adult stem cells (ASCs). Please revise to clarify the type of stem cells that WJ-MSCs constitute, as we note your disclosure on pages 66 and 70 that WJ-MSCs are found in fetal tissues and that Supergenics utilizes umbilical cords for the cultivation of WJ-MSCs; and
- We note your statement on page 69 that "by applying WJ-MSCs, which exhibits strong angiogenic gene expression, doctors can stimulate improved blood circulation in the scalp..." Please revise to provide support for your statements about the advantages of of WJ-MSCs and its angiogenic gene expression and its ability to improve blood circulation.

Our Competitive Strengths
We are a "one-stop shop" capable of offering tailor-made, science-backed aesthetics solutions., page 72

16. We note your disclosure that "[you] position [y]ourselves as a high-end, science-backed aesthetics service provider with a comprehensive range of non-surgical, minimally invasive solutions catered to the needs of a broad range of customers." Please revise your disclosure to clarify what it means to be a "high-end" and "science-backed" aesthetics service provider.

We have a proven track record in the quality of our services, page 72

17. We note your disclosure on page 46 that you "have won multiple awards, including the Winner of the Singapore Prestige Brand Award for Promising Brands." Please revise your disclosure to clarify the relevant criteria for these awards and the entities that honor companies with these awards.

Our Growth Strategies
We will focus on the development, production and distribution of treatments and products using the patented cell-based bio-cosmeceutical..., page 73

18. We note your disclosure of your intent to leverage the stem cell technologies licensed from Supergenics after the completion of the offering to “broaden the variety and bolster the effectiveness of [y]our service offerings, such as stem cell drips, and develop [y]our own branded products.” Please expand your disclosure relating to stem cell drips and the types of branded skin care products you intend to offer, including the steps taken towards launching your branded products and other services, any regulatory or other requirements for such treatments and products, and your intended timeline for launching such products and services. You also state that the first series of your branded products, ShineExo, will consist of “bio-enabled, cosmetic science skin care products containing secretomes and exosomes.” Please revise to discuss your ShineExo product in greater detail, including its intended use and the types of skin treatments offered, and whether the product was developed using the patents licensed under the Supergenics license agreement.

Our Current Signature Bio-Regenerative Treatments, page 77

19. Please revise your disclosure on page 77 to provide greater detail with respect to each of your current signature bio-regenerative treatments, including the mechanism of action of any key regenerative ingredients, such as hyaluronic acid, EGF, PN and PDRN.

Our Future Business Activities, page 79

20. We refer to your disclosure relating to the Supergenics License Agreement. Please revise your disclosure to specify the aggregate amounts paid to date under the license agreement (including the payment of any up-front or execution fees), aggregate future potential milestone payments to be paid, and royalty rates, as applicable. You also state on page 80 that you shall return to Supergenics "all intellectual property licenses and assignments granted under the License Agreement" and that you "may not use the three patents" or "provide any products and treatments associated therewith" upon

the termination of the license agreement. Please also revise your disclosure to clarify, if true, that Supergenics retains ownership of all intellectual property created in connection with the use of the three patents pursuant to the Supergenics license agreement.

21. We refer to your disclosure on page 79 relating to the two patents and one pending patent application licensed from Supergenics. Please revise your disclosure to specify the type of patent protection (such as composition of matter, use, or process) for each patent and patent application.

Our Customers, page 84

22. We note your disclosure on page 75 that you seek to broaden and diversify your customer base by focusing on younger customers and male customers. Please revise your disclosure in this section to provide a breakdown of your current customer base by age and gender.

Combined Financial Statements
Notes to Combined Financial Statements, page F-7

23. Please (i) describe the nature of any restrictions on the ability of your consolidated subsidiaries to transfer funds in the form of cash dividends, loans or advances (i.e., borrowing arrangements, regulatory restraints, foreign government, etc.) and (ii) disclose the amount of such restricted net assets as of the end of the most recently completed fiscal year. Refer to Rule 4-08(e)(3) of Regulation S-X.

24. We note on pages F-16, F-19 and 107 that property has been assigned to the Company by a related company, owned by a director. Also, the property has been pledged as collateral for a property loan under the related company. Please explain to us in further detail these transactions and the related accounting. For example, clarify the meaning of the term "assigned," address how you determined it is appropriate to record the property on your balance sheet and identify the related credit to the balance sheet entry. In addition, tell us the amount of the property loan, whether it is recorded on your balance sheet, the basis for your accounting for the loan, and the consequence to the property and your financial statements if the lender takes possession of the property. Please expand your disclosure, as appropriate.

General

25. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Please contact Tayyaba Shafique at 202-551-2110 or Michael Fay at 202-551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Jane Park at 202-551-7439 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Virginia Tam